SO 3/6/03

03002237

:D STATES
(CHANGE COMMISSION
..........on, D.C. 20549

RECEIVED MAR 0 3 2003 SEC MAIL PROCESSING SECTION WASH. D.C. 155

VE 3-5-03

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 49126

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Turner Investment Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1205 Westlakes Drive, Suite 100
(No. and Street)

Berwyn	PA	19312
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas R. Trala, Jr. 484-329-2319
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

2001 Market Street, Suite 4000	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 1 9 2003

OATH OR AFFIRMATION

I, Thomas R. Trala, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Turner Investment Distributors, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Thomas R. Trala Jr.
Signature

FINOP/Chief Financial Officer
Title

Notarial Seal
Rami Livelsberger, Notary Public
Tredyffrin Twp., Chester County
My Commission Expires Sept. 12, 2006
Member, Pennsylvania Association Of Notaries

Rami Livelsberger
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TURNER INVESTMENT DISTRIBUTORS, INC.

Financial Statements and Supplemental Information

Year ended December 31, 2002 with Report and Supplementary Report of Independent Auditors

0208-0339539-PH

Turner Investment Distributors, Inc.

Financial Statements
and Supplemental Information

Year ended December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia
Pennsylvania 19103-7096

Phone: (215) 448-5000
Fax: (215) 448-4069
www.ey.com

Report of Independent Auditors

To the Stockholder and Board of Directors of
Turner Investment Distributors, Inc.

We have audited the accompanying statement of financial condition of Turner Investment Distributors, Inc. (the "Company") as of December 31, 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Turner Investment Distributors, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 20, 2003

0208-0339539-PH

Turner Investment Distributors, Inc.

Statement of Financial Condition

December 31, 2002

Assets	
Cash	$ 217,724
Commissions receivable	624,814
Central registration depository	4,758
Due from affiliates	21,744
Introducing broker deposit	100,214
Total assets	$ 969,254
Liabilities and stockholder's equity	
Liabilities:	
Income taxes payable	$ 269,671
Accrued expenses	20,000
Due to affiliates	39,770
	329,441
Stockholder's equity:	
Common stock (20,000 shares authorized, 1,000 shares issued and outstanding, $1.00 par value)	1,000
Additional paid-in capital	353,590
Retained earnings	285,223
Total stockholder's equity	639,813
Total liabilities and stockholder's equity	$ 969,254

See accompanying notes.

Turner Investment Distributors, Inc.

Statement of Operations

Year ended December 31, 2002

Revenues	
Brokerage commissions	$ 1,709,346
Shareholder services	87,026
Other	4,024
Total revenues	1,800,396
Expenses	
Administration services	780,000
State registrations	178,267
Continuing education	25,367
Accounting	32,081
Legal and consulting	76,516
Equipment and supplies	23,553
Bank charges	1,335
Insurance	1,723
Other	493
Total expenses	1,119,335
Income before income taxes	681,061
Provision for income taxes	269,671
Net income	$ 411,390

See accompanying notes

Turner Investment Distributors, Inc.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2002

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total
Balance at January 1, 2002	1,000	$ 1,000	$ 145,402	$ (126,167)	$ 20,235
Capital contribution	–	–	208,188	–	208,188
Net income	–	–	–	411,390	411,390
Balance at December 31, 2002	1,000	$ 1,000	$ 353,590	$ 285,223	$ 639,813

See accompanying notes.

Turner Investment Distributors, Inc.

Statement of Cash Flows

Year ended December 31, 2002

Operating activities	
Net income	$ 411,390
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities:	
Commissions receivable	(624,814)
Central registraton depository	(6,274)
Income taxes payable	269,671
Due to/from affiliates	23,386
Accrued expenses and other liabilities	12,012
Net cash provided by operating activities	85,371
Investing activities	
Introducing broker deposit	(100,214)
Net cash used in investing activities	(100,214)
Financing activities	
Capital contribution from parent	208,188
Net cash provided by financing activities	208,188
Increase in cash	193,345
Cash, beginning of year	24,379
Cash, end of year	$ 217,724

See accompanying notes.

Turner Investment Distributors Inc.

Notes to Financial Statements

December 31, 2002

1. Organization and Basis of Presentation

Turner Investment Distributors, Inc. (the "Company"), is a limited purpose broker-dealer engaged in the distribution of mutual fund shares and limited partnership interests for multiple registered investment companies including the Turner Funds. The Company also serves as introducing broker for a portion of the Turner Funds trade order flow. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and a wholly owned subsidiary of Turner Investment Partners, Inc. ("Turner").

2. Summary of Significant Accounting Policies

Revenues

Brokerage commissions are earned on a per share traded basis and recorded in the period the trade settles. Shareholder servicing fees are received pursuant to a Services Agreement with the Turner Funds and are recorded on an accrual basis.

Basis of Presentation and Use of Estimates

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States. These financial statements comply with the requirements of the Financial Operational Combined Uniform Single (FOCUS) Report. The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Credit and Market Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

3. Income Taxes

The Company files separate federal and state income tax returns. The previously reserved deferred tax asset associated the Company's $54,560 net operating loss carryforward has been applied to the provision for income taxes resulting in a net tax provision of $269,671.

The Company has filed its Qualified Subchapter S Subsidiary Election for the year ended December 31, 2003. Accordingly, it will no longer be responsible for the payment of income taxes, but instead pass through all components of income and loss to Turner.

4. Accrued Expenses and Other Liabilities

In connection with the Company's regulatory reporting requirements pertaining to its FOCUS report, the Company reported accrued expenses and other liabilities of $329,441 as follows:

Income taxes payable	$ 269,671
Accrued expenses	20,000
Due to affiliates	39,770
	$ 329,441

5. Net Capital Requirements

The Company is subject to the net capital requirements of the Uniform Net capital requirements of the Securities and Exchange Commission (the "Commission") under Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Commission requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2002, the Company had net capital of $613,311, which was $588,311 in excess of the amount required to be maintained at that date.

6. Related Party Transactions

The Company has entered into Distribution Agreements with affiliates to distribute investment products. The related entities include the Turner Funds, the Alpha Select Funds, the ACP Funds, the Knox-managed family of investment partnerships and the Clover Capital-managed family of investment partnerships.

6. Related Party Transactions (continued)

The Company acts as record keeper and paying agent for commissions earned by sales representatives who marketed products of its affiliates. Since all commissions are fully reimbursed by the investment advisors providing the product management, no commission expense is reflected in the accompanying financial statements. The Company received $3,594 in fees for these record keeping and paying agent services during 2002. A total of $9,770 in sales commissions payable and $12,123 in sales commission reimbursement and fees receivable governed by this arrangement are included in the accompanying financial statements under Due to and Due from affiliates, respectively.

The Company provides services under a Shareholder Servicing Plan and Agreement to certain classes of Turner Funds. For the year ended December 31, 2002 the Company earned $87,026 under this agreement. Fees under this arrangement totaling $9,621 are included in Due from affiliates in the accompanying statement of financial condition.

The Company is party to an Administrative Services Agreement with Turner, whereby Turner provides legal, accounting and administrative services sufficient for the Company to operate without employees. The Company compensates Turner for these services, which totaled $780,000 for the year. There is $30,000 due under this arrangement as of December 31, 2002, which is included in Due to affiliates in the accompanying statement of financial condition.

7. Significant Customers

During 2002, 70% and 30%, respectively, of the Company's revenues, were recognized from two customers.

Supplemental Information

Turner Investment Distributors Inc.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2002

Computation of net capital		
Total stockholder's equity		$ 639,813
Deductions and/or charges:		
Nonallowable assets:		
Central registration depository	$ 4,758	
Due from affiliates	21,744	
Total deductions and/or charges		26,502
Net capital before haircuts on securities positions		613,311
Haircuts on securities		–
Net Capital		$ 613,311
Computation of basic net capital requirement		
Net capital requirement (minimum)		$ 25,000
Excess net capital		$ 588,311
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		$ 580,366
Aggregate indebtedness		$ 329,441
Ratio of aggregate indebtedness to net capital		0.54 to1

The Company amended its December 31, 2002 FOCUS Report on February 20, 2003. There are no differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's amended unaudited December 31, 2002 FOCUS filing Part IIa.

Turner Investment Distributors, Inc.

Schedule II-Computation for Determination of Reserve Requirements and Information or Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2002

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3" and "Information or Possession or Control Requirements Pursuant to Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia
Pennsylvania 19103-7096

Phone: (215) 448-5000
Fax: (215) 448-4069
www.ey.com

Independent Auditors' Supplementary Report on Internal Control

To the Stockholder and Board of Directors of
Turner Investment Distributors, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Turner Investment Distributors, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons,

2. Recordation of the differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principals generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish the objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 20, 2003